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EMAIL:  KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2252

August 7, 2015

VIA EDGAR

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trans-Lux Corporation
Registration Statement on Form S-1
Filed June 25, 2015
File No. 333-205273
Definitive Proxy Statement on Schedule 14A
Filed May 29, 2015
File No. 1-2257

Dear Ms. Long:

On behalf of Trans-Lux Corporation (the “Company”), transmitted herewith is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-205273) (as amended, the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2015, and amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed with the Commission on July 31, 2015.

We are filing Amendment No. 2 in order to provide to the staff of the Commission (the “Staff”) a revision-marked copy reflecting cumulative changes made from the initial filing of the Registration Statement, as the revision-marked copy provided with Amendment No. 1 contained errors, as well as to reflect certain substantive updates from Amendment No. 1.

We would be pleased to answer any questions you may have with regard to Amendment No. 2 and our letter filed with Amendment No. 1 responding to the comment letter of the Staff dated July 22, 2015.  Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222, or to Kenneth Mantel by telephone at (212) 451-2326 or by email at kmantel@olshanlaw.com.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 7, 2015

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Enclosure

cc:           Jean-Marc Allain